        Exhibit 21

SUBSIDIARIES OF REGISTRANT

     The registrant, Telular Corporation, is a Delaware corporation. The registrant's subsidiaries are:

1.	Telular - Adcor Security Products, Inc., a Georgia corporation.

2.	Telular International, Inc., an Illinois corporation.

3.	TankLink Corporation, an Illinois corporation

4.	SkyBitz, Inc., a Delaware corporation